# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inari Medical, Inc., CIK 0001531048
CUSIP: 45332Y109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6001 OAK CANYON, Suite 100, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001112278-20-000002
Filed by CIK 0001112278

## Reporting persons
- CVF, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HCC Manager LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Inari Medical, Inc.
Address of issuer's principal executive offices: 60001 Oak Canyon, Suite 100, Irvine, California 92618

## Item 2. Person Filing
Name of person filing:
CVF, LLC ("CVF");

HCC Manager LLC ("HCC"),
Address of principal business office or, if none, residence:
222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601

222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601
Citizenship:
Delaware

Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page.
Percent of class: See row 11 of the cover page.
Sole power to vote or to direct the vote: See row 5 of the cover page.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover page.
Shared power to dispose or to direct the disposition: See row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CVF, LLC: By: HCC Manager LLC, Its: Managing Member (02/11/2025)
- CVF, LLC: /s/ Richard H. Robb, Richard H. Robb/Executive Vice President (02/11/2025)
- HCC Manager LLC: /s/ Richard H. Robb, Richard H. Robb/Exeutive Vice President (02/11/2025)